# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Houston American Energy Corp., CIK 0001156041
CUSIP: 44183U209
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 801 Travis Street, Suite 1425, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 01/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (8.3% of the class)
  Comment: As more fully described in Item 4 of this statement on Schedule 13G (this ''Schedule 13G''), such shares and percentage are based on 15,686,533 shares of common stock, par value $0.001 per share, of the issuer (the ''Common Stock'') outstanding, as disclosed in the prospectus supplement of the issuer, dated January 22, 2025, to the registration statement on Form S-3, as amended (File No. 333-282778), declared effective by the U.S. Securities and Exchange Commission on November 4, 2024 (the ''Prospectus Supplement'').
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (8.3% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 15,686,533 shares of Common Stock outstanding, as disclosed in the Prospectus Supplement.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (8.3% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 15,686,533 shares of Common Stock outstanding, as disclosed in the Prospectus Supplement.

## Item 1. Issuer
Name of issuer: Houston American Energy Corp.
Address of issuer's principal executive offices: 801 Travis Street, Suite 1425, Houston, TX 77002

## Item 2. Person Filing
Name of person filing: (i) 3i, LP, a Delaware limited partnership ("3i"); (ii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and (iii) Maier Joshua Tarlow ("Mr. Tarlow"). The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act. The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of common stock, par value $0.001 per share, of the issuer (the "Common Stock") reported herein.
Address of principal business office or, if none, residence: 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 15,686,533 shares of Common Stock outstanding, as disclosed in the prospectus supplement of the issuer, dated January 22, 2025, to the registration statement on Form S-3 (File No. 333-282778), declared effective by the U.S. Securities and Exchange Commission on November 4, 2024, and (ii) 1,300,000 shares of Common Stock held by 3i (the "Shares").

3i is the beneficial owner of the Shares and has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.
Percent of class: 8.3
Sole power to vote or to direct the vote: 3i: 0.00 3i Management: 0.00 Mr. Tarlow: 0.00
Shared power to vote or to direct the vote: 3i: 1,300,000.00 3i Management: 1,300,000.00 Mr. Tarlow: 1,300,000.00
Sole power to dispose or to direct the disposition: 3i: 0.00 3i Management: 0.00 Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition: 3i: 1,300,000.00 3i Management: 1,300,000.00 Mr. Tarlow: 1,300,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 3i, LP: /s/ 3i, LP, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (01/24/2025)
- 3i Management LLC: /s/ 3i Management LLC, Maier Joshua Tarlow, Manager (01/24/2025)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (01/24/2025)
Comment: Exhibit 1